Exhibit (a)(1)(S)

To:

From:

Subject: Confirmation of Your Participation in the Cardinal Health, Inc. Stock Option Exchange Program

Date:

Thank you for participating in the Cardinal Health, Inc. Stock Option Exchange Program. The eligible options that you elected to exchange have been accepted for exchange and cancelled, and your new options have been granted, as indicated in the table below.

The number of shares subject to each of your new options is indicated in the table below. The exercise price of your new options is $    .       per share. Your new options are subject to a new vesting date of July         , 2010 and, to the extent the remaining period of the original vesting terms of the eligible options for which your new options were exchanged was more than one year, the corresponding portion of your new options maintains such additional vesting dates. The grant expiration date of each new option is the later of July         , 2012 and the remaining term of the eligible option for which it was exchanged. Your new options are subject to the additional terms and conditions set forth in the nonqualified stock option agreement applicable to you, which was made available to you in connection with the Stock Option Exchange Program.

Eligible Option					Exchange Ratio	New Option		Election
Grant ID	Type	Grant Date	Exercise Price	# of Shares Subject to Eligible Option		Type	# of Shares Subject to New Option
015289	Non-Qualified	Nov 20, 2000	$66.08	1,049	53.81	Non-Qualified	41	Yes
E0017804	Non-Qualified	Nov 19, 2001	$68.10	1,265	17.10	Non-Qualified	111	Yes
e0021660	Non-Qualified	Nov 18, 2002	$67.90	1,609	8.81	Non-Qualified	232	Yes
E0033639	Non-Qualified	Nov 17, 2003	$61.38	2,058	4.97	Non-Qualified	474	Yes
0000000007603	Non-Qualified	Sep 02, 2005	$58.88	5,623	5.97	Non-Qualified	1,152	Yes

You will soon be able to view the terms of your new options on the UBS OneSource website at www.ubs.com/onesource/cah.

If you have questions, please telephone Stock & Option Solutions toll-free at 1-800-936-5340 (from within the United States and Canada or at 1-614-808-1620 (from outside the United States or Canada) or email them at StockOptionExchangeProgram@cardinalhealth.com.